Inchcape
Shipping Services

Ameri Metro

Introduction to Inchcape Shipping Services

| October 2014

A World of Local Expertise

www.iss-shipping.com

ISS - Presentation Team Introduction



Tim Cahill
Chief Operating Officer – Cargo Solutions



Ian Whelan
Senior Vice President – America Operations



Chuck Carmichael
Vice President US & Canada East Coast



Tod Gannett
Vice President US/Canada W Coast, AK & HI

Inchcape Shipping services

We trace our roots back more than 165 years to the creation of Mackinnon Mackenzie & Company in Calcutta in 1847

James Lyle Mackay, later the first Earl of Inchcape, joined MMC 30 years later and became heir to these businesses in 1893



The Inchcapes' drew their diverse business interests together as Inchcape & Co. Ltd in 1958

By the 1990s Inchcape's business was truly global, and in 1993 ISS was formed to transform our loose federation of ship agencies into an integrated worldwide network with defined and common service standards.

ISS Vision

To be the world leader in maritime and cargo services by:

- Offering an Enterprise Value Proposition
- Continuing the evolution from a partner of choice to a strategic partner
- Expanding our network
- Offering scalable outsourcing solutions across the world
- Globalising our service range
  - Marine Solutions
  - Supply Chain Solutions
  - Cargo Solutions

Inchcape Shipping services

Our values

To reach the highest standards we depend on our people:

- their welfare, training and expertise is core to our success
- our foundation for developing our people is securely anchored in health and safety policies
- we foster strong ethical values and a team spirit that rewards commitment, loyalty and initiative
- we embrace respect for the environment
- we are committed to accountability, honesty and transparency



Inchcape Shipping services

Doing business the right way

We operate an active Health, Safety, Security and Environmental Programme

Our Quality Management System is backed by Lloyd's Register ISO 9001 certification across the Network

ISS is committed to playing a positive role in the communities where we do business. To this end we have a robust Corporate Social Responsibility programme active at all levels.



Inchcape Shipping services

Our structure



Chief Executive Officer
Support Functions
Finance
Human Resources
Legal Counsel
Corporate Services
Supply Chain Solutions
Marine Solutions
Cargo Solutions
Delivery Functions
ISS Palumbo
Freight Forwarding
Liner and Depots
Remote & Government Services
Global Sales
Global Hub
ISS GMT
North America Operations
Africa Operations
South & Central America Operations
Middle East & India Operations
Asia Pacific Operations
Europe & North Africa Operations
Japan & Far East Russia
Machinery Services
Integration Services
Technology
PTMI Indonesia
C & G Australia
CESI Cargo Services
Terminals & Port Infrastructure

The ISS Global Network



In Numbers

167	Number of years ISS has been in existence, tracing its roots back to Calcutta in 1847
66 500	Number of port calls handled through our network of offices in 2013
18 981	The number of users in 3,066 companies in 165 countries and territories using ISS software products
300	The number of proprietary offices, located in 66 countries on six continents
3 900	Dedicated employees worldwide

Inchcape Shipping services

How we do business

We have **three** distinct but interrelated business streams that naturally complement the core businesses of our clients.

Marine Solutions



Supply Chain Solutions



Cargo Solutions



Inchcape Shipping services

Service Delivery


Marine Solutions

- Global Port Agency Services on behalf of Owners, Charterers & Terminals
- Global Hub & Marine Outsourcing Solutions for Fleet Owners & Operators
- Offshore Solutions
- Launches, Crew & Supply vessel operators
- Marine Surveying and P&I
- Traditional Husbandry Services, Crew welfare & Crew Travel
- Ships maintenance, spares & dry-docking


Supply chain Solutions

- Project logistics for Offshore through ISS Palumbo
- Freight Forwarding solutions for offshore strategic locations
- Government Services providing support for humanitarian aid and the armed forces in remote locations
- Container Depots, Husbandry and Hub services


Cargo Solutions

- Bulk Commodity Cargo & Logistical Management through CESI
- Marine & Cargo Surveys through Christy & Griffin in Australia
- Crew, Technical and Operational Management for Floating Assets including Tugs, Barges and Loading Platforms through PTMI in Indonesia
- International Stevedoring, Terminal and Port Infrastructure Development & Management

Types of Port Agency



- Owner’s Protective Agent
- Husbanding Agent
- Charterers Nominated Agent
- Terminal Agent
- Cargo Agent
- Other Agency – Spares, Crew, Bunkering & Supplies etc.

Agent's roles

Agent Type	Appointed By	Agent Responsibility	Principal (Pays Agency Fee)
Owners Protective /Supervisory Agent (OPA or OSA)	Ship Owner	Owners items • Crew – Movement/change • Stores, lubes, freshwater, etc. • Ship' hull & machinery	Ship Owner
Husbanding Agent	Charterer	Can Manage all aspects of the Ship's call. • Cargo • Vessel Movement • Owner's items	Ship Owner
Charterer's Nominated Agent (CNA) (Charterer nominates CNA in the Charter Agreement. Owner may agree to appoint the CNA as HA or they will appoint an OPA)	Charterer	Charterers matters • Cargo items i.e. smooth loading and discharging operations • May be responsible for moving the vessel • Cargo Documentation • Cargo and Terminal activities	Ship Owner
Terminal Agent (TA) (Appointed through contract with Terminal Operating Company)	Required by Terminal Company for all vessels calling at Terminal	All aspect of the Ships call • Cargo • Vessel Movement • Potentially provide services for Owners matters	Ship Owner
Cargo Agent (appointed solely by the Charterer normally the cargo seller or buyer)	Nominated by Ship Charterer Cargo Seller or Buyer	Charterers/Cargo matters • Coordinate cargo activities, documentation • Cargo documentation • Oversee loading/discharge cargo operations	Ship Owner
Other Agents Spares, Crew, Bunkering, Repairs	Ship Owner	Additional Services/Requirements of the Ship	Ship Owner

The traditional role of an Agent

A brief legal overview

The Agent acts as an intermediary between the owner/charterer and the vendor providing services.
The Agent can enter into agreements on the owner/charterers behalf
An agent acts in accordance with the instructions and in the best interests of his Principal.
The Principal is the party who pays the Port Agent's Fee

- ISS is pre-funded based on a pro-forma disbursement account
- ISS can identify Principal's funds or place Principal's funds into a separate bank account under the control of ISS for identification purposes.
- ISS has insurance in place to cover any errors and omissions in its professional conduct as an Agent.
- ISS earns an Agency fee and any vendor services are priced independently or charged to the Principal at cost.
- ISS will arrange vendor services under the Agreement, including vetting and QA
- ISS will act for and on behalf of its Principal in engaging vendors.
- ISS is indemnified by its Principal for any liabilities arising out of the performance of the Agency services, unless due to ISS' negligence or default.

Port Agents-General Duties

- ✓ To have a detailed knowledge of the port and its regulations.
- ✓ Proactively work to ensure that the port call occurs in the most cost efficient and timely manner
- ✓ Establishes the pro-forma port cost and ensures that the funds are received. Order the vendors, service providers and pays the bills after checking.
- ✓ Keep all the relevant authorities updated regarding the vessels arrival and activities. e.g. Immigration, Terminals, Port Authorities, local police, Customs, Government Departments
- ✓ Arrange a vessel clearance where needed, i.e. customs, immigration, agriculture and health clearances.
- ✓ Responsible for ensuring that the various documents and notices generated by the vessel’s call are completed accurately.
- ✓ Arranging for the service providers to attend the vessel. This may include Pilots, Tugs, Linesmen, Stevedores, Cargo Surveyors, Launches, Provisions, Bunker suppliers, etc.
- ✓ Arrange for the transfer of crew members departing and arriving the vessel even arrange flights and transport
- ✓ To provide the relevant parties with regular vessel and cargo activity updates, including when the vessel is expected to arrive, berth, sail and if there are any expected delays to the schedule.

Port Call Stake-Holders



Ship Owner
Operator
Suppliers
Federal Local Authorities
Charterer's Agent
Terminal
Terminal Agent
Port Authorities
Owners Protective Agent
Crew Manager
Ship Manager
Master & crew

Service delivery for the Terminal



Appointment - the Contract
- PDA management
- Liaison with Government officials
- Vendor management and costs for PDA

Pre-Arrival - the Planning
- Manage prefunding request, receipt and confirmation
- Continuous accurate communication of updates on Vessel ETA's, Cargo Plans & Vessel activities along with other relevant info
- Liaison with Government officials, vendors, service providers and Terminal

Post Departure –Documentation & Billing
- FDA management
- Prompt payment of Terminal charges & fees
- Complete transparency of accounts

In Port – the Execution
- Local one point of contact for all Vessels scheduled & in port
- Liaison with Government officials
- Cargo/Ship documentation such as preparation of bills of lading, cargo manifest, letter of indemnity, statements of fact, notes of protest as required

Service delivery for the Vessel

Inchcape Shipping Services



Appointment - the Contract
- Accurate costing
- Detailed port information
- PDA confirmation

Pre-Arrival - the Planning
- Transparency of port call
- Frequent updates
- Ensure that all stakeholders are informed of the vessels port call

Post Departure - Documentation & Billing
- Accuracy of accounts
- Efficiency in departure

In Port – the Execution
- Communication with master
- Arranging services such as pilot, tugs, linesmen
- Attendance on board Vessel at docking and prior to sailing
- Cargo/Ship documentation
- Coordinate and/or facilitate Husbandry services (Stores, Food, Crew etc.) as required

Compliance

1) Safety Will Not Be Compromised 2) Environmentally Compliant and Responsible Operator
3) Ethics and Integrity 4) Commitment to Employees and Resources
5) Customer Service and Fiscal Responsibility 6) Quality Focus

ISS CORPORATE VALUE ADD

Corporate Compliance, Ethics and HSSE	Operational Excellence	Global Procurement Programme
Applying ISO 9001:2008 , ISPS Code and strict HSSE standards to our global operations Ensuring compliance with national and international regulations through regular audits Strict ethics policy in place supported by anti-bribery and anti corruption measures	Applying the LEAN Six Sigma approach to all our operational processes, ensuring accuracy and efficiency in execution, increasing the service level and providing overall cost and time savings which are passed on to our Principals.	Through vendor management and centralised negotiation of global contracts ISS maintain highly competitive rates, through regular audits ISS ensures compliance and high levels of service.

ISS holds the following certifications:

For most Local Port Agencies, Regional offices and Head office – detailed list upon request

- ISO 9001:2008

ISS expect to achieve during 2014

- ISO 14001 Environmental management
- OHSAS 18001 Safety management

For ISS Palumbo

- ISO 14001 Environment management
- OHSAS 18001 Safety management.

For the UNSOA Contract

- ISO 22000 Food safety management

Inchcape
Shipping Services

Thank you

A World of Local Expertise
www.iss-shipping.com

Version 1, October 2014